Exhibit 99.1

Scotiabank provides details of impact of IFRS 9 accounting standard on recently completed acquisitions

Acquisition outlook and anticipated timing of accretion to Diluted EPS remain unchanged

TORONTO, July 6, 2018 /CNW/ - In 2018, Scotiabank has committed or deployed approximately $7 billion in capital towards five acquisitions that will grow the Bank in line with its strategy.  The acquisitions of these prized assets have been financed 62% through cash and 38% through the issuance of 33.8 million Scotiabank common shares at a weighted average price of $77.04.  These acquisitions increase the Bank's market share in the strategically important Pacific Alliance countries as well as grow and diversify the Bank's wealth management business.  To recap:

Personal and Commercial business acquisitions enhance the Bank's presence in core Pacific Alliance countries

•	BBVA Chile, a premier bank in one of the most attractive and developed markets in our international footprint, will double Scotiabank's presence in the country and creates one of the largest private banks in Chile – completed in Q3, 2018
•	Citibank's Consumer and Small business operation in Colombia, the third largest economy in Latin America, will create the market leader in credit cards in the country and strengthen our overall presence with the addition of 500,000 high quality new customers – completed in Q3, 2018
•	A controlling interest in Cencosud Peru creates the second largest card issuer in Peru, and leverages our successful partnership with one of the leading retailers in the Pacific Alliance – anticipated to close in Q4, 2018

Wealth management acquisitions diversify and increase AUM by over $80 billion (40%)

•	Jarislowsky Fraser has a long history of delivering outstanding investment capabilities to institutional investors and high net worth customers, and aligns with our strategic commitment to diversify our global wealth management business – completed in Q3, 2018
•	MD Financial, the largest Canadian, non-bank Private Investment Counsel, Estate & Trust business measured by assets under management, will result in Scotiabank having the largest Private Investment Counsel business in Canada – anticipated to close in Q4, 2018

Acquisition-related impact of IFRS 9 on acquired performing loans
The recently-implemented accounting standard IFRS 9 – Financial Instruments does not differentiate between originated and purchased loans and as such, requires the same accounting treatment for both.  Although credit quality is considered in determining the purchase price, the accounting standard requires the Bank to measure the acquired loan portfolios at fair value and subsequently for performing loans set-up an allowance for credit losses equal to 12 months of expected losses (Stage 1), through the income statement, immediately after the loans come on to the Bank's balance sheet.  Consequently in Q3 2018, the Bank will recognize Day 1 acquisition-related provision for credit losses on performing loans of between $375 million and $425 million, applicable only to the BBVA Chile and Citibank Colombia acquisitions.  This is expected to reduce reported third quarter Net Income available to common shareholders between $150 and $200 million and Diluted earnings per share between $0.15 and $0.20.

This accounting impact does not change the Bank's view of the quality of the businesses acquired or underlying quality of the acquired loan portfolios.  There is no change to the previously-announced impact to the capital ratios of approximately 100 basis points due to these two acquisitions. Further details will be provided with the release of Scotiabank's third quarter results on August 28, 2018.

There is no acquisition-related impact on the wealth management acquisitions, Jarislowsky Fraser and MD Financial.

Integration efforts led by in-country resources
Scotiabank has a long history of successfully acquiring and integrating businesses that strengthen the overall Bank. The resources for integrating the international acquisitions, BBVA Chile, Citibank Colombia and Cencosud Peru, are principally sourced from and led by the respective countries.  These resources also include global teams that recently successfully completed the integrations of acquisitions in Central America and resources that were assigned to the replacement of our core banking system in Mexico. We expect to complete the integrations by fiscal 2020.

The execution and integration efforts on the wealth management acquisitions, Jarislowsky Fraser and MD Financial, are less extensive, as these standalone franchises will maintain their independence and continue to provide their core service to their respective clients.  System or process integration work and enhancing our broader, combined capabilities is well planned and led by experienced and dedicated teams in Canada.

Accretive to Diluted earnings per share by 2020
Adjusting for the impact of amortization of acquisition-related intangibles and integration costs ("acquisition-related costs") these on-strategy acquisitions, collectively, are estimated to be neutral to Diluted earnings per share in 2019 and accretive by approximately 15 cents in 2020.  The Bank will report adjusted Net Income and adjusted Diluted earnings per share, as non-GAAP measures, adjusting for the acquisition-related costs and the Day 1 impact of IFRS 9 on acquired performing loans, commencing this quarter.

Capital ratios
The Bank's Common Equity Tier 1 capital ratio is expected to be approximately 10.7% by the fourth quarter of fiscal 2018, upon completion of these acquisitions.  Strong internal capital generation and selective, non-core divestitures are expected to contribute to the capital ratio growing to 11% in early fiscal 2019.

About Scotiabank
Scotiabank is Canada's international bank and a leading financial services provider in North America, Latin America, the Caribbean and Central America, Europe and Asia-Pacific. We are dedicated to helping our 24 million customers become better off through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of more than 89,000 employees and assets of over $926 billion (as at April 30, 2018), Scotiabank trades on the Toronto (TSX: BNS) and New York Exchanges (NYSE: BNS). For more information, please visit www.scotiabank.com and follow us on Twitter @Scotiabank.

Forward-looking statements
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management's Discussion and Analysis in the Bank's 2017 Annual Report under the headings "Outlook" and in other statements regarding the Bank's objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank's businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intent," "estimate," "plan," "may increase," "may fluctuate," and similar expressions of future or conditional verbs, such as "will," "may," "should," "would" and "could."

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank's control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank's credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank's annual financial statements (See "Controls and Accounting Policies – Critical accounting estimates" in the Bank's 2017 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the "Risk Management" section of the Bank's 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual Report under the headings "Outlook", as updated by quarterly reports. The "Outlook" sections are based on the Bank's views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank's securities and financial analysts in understanding the Bank's financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank's financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

SOURCE Scotiabank

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For further information: For investor enquiries only: Adam Borgatti, Vice President, Investor Relations, (416) 866-5042, Adam.Borgatti@scotiabank.com; For media enquiries only: Heather Armstrong, Global Communications, 416-933-3250, Heather.Armstrong@scotiabank.com

CO: Scotiabank

CNW 17:23e 06-JUL-18